Exhibit 99.4
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Solar Energy : Total leading Shareholder in U.S. Startup Konarka
Paris, December 15, 2008 — Total announces that it is now a core shareholder in U.S. startup Konarka, specialized in organic photovoltaic technology after Total Gas & Power USA (SAS) recently underwrote a share issue becoming first shareholder with a significant interest in the company. The stake will be slightly less than 20%.
Co-founded in 2001 by Howard Berke and Alan Heeger, Nobel Laureate in Chemistry for his work on conductive polymers, Konarka is a U.S. startup actively developing third-generation organic solar energy technology.
Following the transaction, Philippe Boisseau, President, Total Gas & Power, stated: “This investment positions Total strategically to secure the future of solar energy, while expanding its technological portfolio.”
This investment is consistent with Total’s growth strategy in the photovoltaic segment. Already present in solar energy through its interest in Photovoltech and Tenesol, Total intends to step up its crystalline silicon-based cell production. At the same time, it aims to grow in the thin film segment; which Konarka will help it do.
Total brings its expertise applied to carbon chemistry through the Group’s chemical subsidiaries (Atotech, Bostik, Hutchinson, Sartomer and Total Petrochemicals USA INC) that have signed bilateral R&D and cooperation agreements with Konarka.
Total and Solar Energy
Total has been active in solar energy since 1983 through its interests in two companies. Photovoltech, in which Total holds a 47.8% interest alongside GDF SUEZ and IMEC, produces photovoltaic cells based on a crystalline silicon technology. Tenesol, in which Total holds a 50% stake alongside EDF, specializes in designing, manufacturing, marketing and operating photovoltaic solar energy systems.
In late 2007, Total acquired a 25% interest in Swiss-based Novacis, which conducts thin film photovoltaic cell R&D.
About Konarka Technologies, Inc.
Konarka develops and manufactures solar plastic films that convert light to energy—anywhere. As the leading developer of polymer-based, organic photovoltaic (OPV) technology that provides a source of renewable power in a variety of form factors,

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Konarka has a broad portfolio of patents, technology licenses and an accomplished technical, scientific and manufacturing team. Manufactured at low cost and low energy consumption, the company’s Power Plastic® technology is lightweight, flexible, scalable and adaptable for use in a variety of commercial, industrial, government and consumer applications. Konarka Technologies is headquartered in Lowell, Massachusetts, U.S.A. and has a full-scale production manufacturing facility in New Bedford, Massachusetts, U.S.A., with European headquarters in Nuremberg, Germany, business development offices in Asia and a research and development facility in Austria. For additional information, visit http://www.konarka.com.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com